Mail Stop 3561

Via Fax & U.S. Mail

Mr. Rick Davis
Senior Vice President and Chief Financial Officer
4740 Agar Drive
Richmond, British Columbia
Canada V7B 1A3

> **Re:** **CHC Helicopter Corporation**
> **Form 20-F for the year ended April 30, 2006**
> **Filed September 18, 2006**
> **File No. 001-31472**

Dear Mr. Davis:

We have reviewed your response letter dated March 14, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended April 30, 2006

Consolidated Balance Sheets

1. We note your response to our prior comment number 5 in which you explain how you will revise your disclosures to explain how differences in accounting between Canadian and US GAAP affected your balance sheets for each period presented. In addition to your proposed disclosures, please expand your disclosures to quantify how each difference in accounting between Canadian and US GAAP impacted your balance sheets.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief